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Manuel Garciadiaz
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 450 6858 fax manuel.garciadiaz@davispolk.com

March 30, 2020

Re:	Vitru Limited Confidential Submission of the Draft Registration Statement on Form F-1 Submitted March 30, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of our client, Vitru Limited (the “Company”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, which was incorporated in March 2020, we have confidentially submitted a draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering ( “IPO”) of the Company’s common shares via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”). For the staff’s convenience, we have also enclosed three copies of the Draft Registration Statement, as confidentially submitted on EDGAR. The Company confirms that it is an “emerging growth company”, as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Konstantinos Papadopoulos at 212-450-6189 or konstantinos.papadopoulos@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Pedro Jorge Guterres Quintans Graça, Chief Executive Officer

Carlos Henrique Boquimpani de Freitas, Chief Financial Officer

Vitru Limited
Leandro Camilo, Partner

PricewaterhouseCoopers Auditores Independentes